VF 12-3-02

02053161

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-22871

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED NOV 27 2002

FD 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Reynders, Gray & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Fifth Avenue, 2nd Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlton Reynders, Jr. (212) 944-5700
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

REYNDERS, GRAY & CO., INCORPORATED

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

AFFIRMATION

We, Charlton Reynders, Jr. and Susan M. Bremer affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting supplemental schedules pertaining to Reynders, Gray & Co., Incorporated for the year ended September 30, 2002, are true and correct in all material respects, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of The New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]	November 15, 2002
Signature	Date

Chairman of the Board
Title

Susan M. Bremer	November 15, 2002
Signature	Date

Senior Vice President & Chief Financial Officer
Title

Subscribed and sworn to before me,

this 15th day of November 2002

Ellen Marie Scambia
Notary Public

ELLEN MARIE SCAMBIA
Notary Public, State of New York
No. 01SC4912989
Qualified in Westchester County
Commission Expires November 23, 2005

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Reynders, Gray & Co., Incorporated

We have audited the following financial statements of Reynders, Gray & Co., Incorporated (the "Company") for the year ended September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Reynders, Gray & Co., Incorporated at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of September 30, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 15, 2002

REYNDERS, GRAY & CO., INCORPORATED

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS	
CASH	$ 1,139,569
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	1,486,805
RECEIVABLES FROM AND DEPOSITS WITH CLEARING BROKERS	1,488,811
SECURED DEMAND NOTES RECEIVABLE (Market value of collateral $2,940,132)	675,000
PREPAID RESEARCH EXPENSES	518,259
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Net of accumulated depreciation of $326,038	122,574
OTHER ASSETS	97,739
TOTAL ASSETS	$ 5,528,757
LIABILITIES AND SHAREHOLDERS' INTEREST	
LIABILITIES:	
Accrued research payables	$ 1,608,061
Accounts payable and accrued expenses	438,161
Commissions payable	133,981
Payable to brokers and dealers	67,058
Total liabilities	2,247,261
SUBORDINATED LIABILITIES	675,000
SHAREHOLDERS' INTEREST:	
Common stock, no par, 200 shares authorized, 127 shares outstanding	127
Paid-in capital	1,161,752
Retained earnings	2,394,090
	3,555,969
Less receivable from Parent (Note 3)	949,473
Net shareholders' interest	2,606,496
TOTAL LIABILITIES AND SHAREHOLDERS' INTEREST	$ 5,528,757

See notes to financial statements.

REYNDERS, GRAY & CO., INCORPORATED

STATEMENT OF LOSS
YEAR ENDED SEPTEMBER 30, 2002

REVENUES:	
Commissions	$ 17,635,917
Direct access and floor brokerage income	1,861,332
Interest	113,362
Other income	221,558
Total	19,832,169
EXPENSES:	
Employee compensation and benefits	8,243,673
Research	6,096,636
Clearing, floor brokerage and exchange fees	2,421,272
Advisory services	1,582,750
Office and equipment rental	655,043
Communication	145,044
Travel and entertainment	116,876
Interest	66,660
Other	835,833
Total	20,163,787
LOSS BEFORE INCOME TAXES	(331,618)
INCOME TAX BENEFIT	53,000
NET LOSS	$ (278,618)

See notes to financial statements.

REYNDERS, GRAY & CO., INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (278,618)
Noncash items included in net loss:	
Depreciation and amortization	38,206
(Increase) decrease in operating assets:	
Cash segregated under Federal and other regulations	(80,920)
Receivables from and deposits with clearing brokers	(70,781)
Prepaid research expenses	(225,687)
Other assets	(49,251)
Increase (decrease) in operating liabilities:	
Accrued research payables	(93,394)
Accounts payable and accrued expenses	(51,419)
Commissions payable	(13,914)
Payable to brokers and dealers	(13,884)
Net cash used in operating activities	(839,662)
CASH FLOWS FROM FINANCING ACTIVITIES -	
Partial payment of balance owed by Parent	1,105,437
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchase of equipment	(40,567)
INCREASE IN CASH	225,208
CASH, BEGINNING OF YEAR	914,361
CASH, END OF YEAR	$ 1,139,569

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year ended September 30, 2002 was $66,660.
Net current income tax benefit of $13,000 was settled with the Parent through the intercompany account.

See notes to financial statements.

REYNDERS, GRAY & CO., INCORPORATED

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES AND SHAREHOLDERS' INTEREST
YEAR ENDED SEPTEMBER 30, 2002

	Subordinated Liabilities	Common Stock	Paid-in Capital	Retained Earnings	Receivable from Parent	Total Shareholders' Interest
BALANCE, OCTOBER 1, 2001	$ 675,000	$ 127	$ 1,161,752	$ 2,672,708	$ (2,054,910)	$ 1,779,677
Net loss	-	-	-	(278,618)	-	(278,618)
Partial payment of balance owed by Parent	-	-	-	-	1,105,437	1,105,437
BALANCE, SEPTEMBER 30, 2002	$ 675,000	$ 127	$ 1,161,752	$ 2,394,090	$ (949,473)	$ 2,606,496

See notes to financial statements.

REYNDERS, GRAY & CO., INCORPORATED

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Reynders, Gray & Co., Incorporated (the "Company") is a majority-owned subsidiary of Reynders, Gray Holdings, Incorporated (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the New York Stock Exchange ("NYSE"), National Association of Securities Dealers ("NASD"), and the American Stock Exchange ("ASE"). The Company acts as a broker executing transactions for other securities firms and as an introducing broker forwarding transactions to another NYSE member firm on a fully disclosed basis.

Commission revenue and the related variable expenses of clearance and brokerage, production compensation, and soft dollar obligations are recorded on a trade-date basis.

Soft dollar arrangements are accounted for on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Accrued liabilities pursuant to these arrangements are accounted for on a customer-by-customer basis and separately identified in the Statement of Financial Condition.

The Company has agreements with certain third-party advisors whereby the Company receives commission income from the clients who subscribe to the research services of these advisors. In accordance with these agreements, the Company pays a portion of the commissions earned to the advisors.

Proprietary securities transactions are recorded on trade date. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade-date basis.

Marketable securities are valued at market value. The related trading gains and losses, which are comprised of both realized and unrealized gains and losses, are presented net in the Statement of Loss.

Furniture and equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

The Company is included in the consolidated Federal and combined state and local tax returns filed by the Parent. The Parent uses the asset and liability method in providing for income taxes on all transactions that have been recognized in the financial statements. Pursuant to a tax sharing agreement, tax expense would be charged to the Company to the extent that it would report a profit. A benefit is allocated to the extent a loss would reduce the tax obligations of the consolidated group. It is the policy of the Parent to settle all current tax balances with the Company.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at September 30, 2002 as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from the estimates included in the financial statements.

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In connection with the Company's soft dollar arrangements, there are payables on behalf of accounts of unregistered investment advisors. Such amounts are segregated in a special reserve bank account for the exclusive benefit of these advisors' accounts under Securities and Exchange Commission Rule 15c3-3. At September 30, 2002, the deposit consisted of cash in a bank account in the amount of $1,486,805.

3. RELATED PARTIES

The Parent is owned equally by Charlton Reynders, Jr. and Robert D. Gray, the Chairman and President of the Company, respectively. The Parent owns 80% of the Company. The remaining 20% is owned by three key employees of the Company and one NYSE Approved Person.

The Parent provides the Company with management services for which the Company was charged $73,582. The Company charged the Parent $72,635 for the use of the Company's personnel. The net management fee of $947 is included in other expenses.

The receivable from Parent in the Statement of Financial Condition represents the net balance due the Company as a result of various intercompany transactions and has been classified as a component of Shareholders' Interest. In January 2002, the Parent made a payment of $1,105,437 to reduce its receivable balance with the Company.

Subordinated loans totaling $675,000 are with related parties as discussed in Note 7. For the year ended September 30, 2002, interest of $41,376 was paid on these loans.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2002, the Company had net capital of $2,503,074 which was $2,253,074 in excess of its required net capital of $250,000. The Company's net capital ratio at September 30, 2002 was .90 to 1.

5. INCOME TAXES

The income tax provision consists of a Federal tax benefit of $104,000 and state and local income tax expense of $51,000. The difference between the Federal statutory tax rate of 34% and the effective tax rate is attributable to state and local taxes. The Company recorded a deferred tax asset of $40,000 as a result of the closure of the Boston Office. Based upon management's best judgment regarding the amounts and timing of future taxable income and the estimated pattern of temporary differences, a valuation allowance is not considered necessary.

The income tax benefit (expense) consists of the following:

Current – Federal	$ 80,000	
Current - state and local	(67,000)	$ 13,000
Deferred - Federal	24,000	
Deferred - state and local	16,000	40,000
Income Tax Benefit		$ 53,000

6. COMMITMENTS AND CONTINGENCIES

The Parent provides the Company with its office space. Rent expense for the year ended September 30, 2002 was approximately $477,936, which includes approximately $86,000 for the remaining rent due on vacant space in Boston where the Company closed an office in September of 2001.

Two employees of the Company have lease agreements approved by the NYSE, whereby each employee leases a NYSE membership, on behalf of the Company, for successive one-year periods. At September 30, 2002, the annual rate for both seats was approximately $670,000. The leases are automatically renewable for an additional one-year period, unless either party notifies the other of its intention not to renew the lease. The lease can be terminated immediately upon the occurrence of certain events.

7. SUBORDINATED LIABILITIES

The Company's outstanding Equity Secured Demand Note Collateral Agreements with related parties, approved by the NYSE, consisted of the following at September 30, 2002:

Amount Outstanding	Interest Rate	Maturity
$300,000	5%	November 30, 2002
125,000	5%	September 30, 2003
250,000	8%	October 31, 2003

These loans are available to the Company in computing its net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. All Equity Secured Demand Notes have Roll-over Agreements in place, under which the agreements are only cancelable with thirteen months prior written notification to the Company and the New York Stock Exchange. To the extent that such borrowings should be required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has the right to utilize the collateral, consisting of cash and marketable securities, to the extent of the amount of the secured demand note receivable, to obtain financing for its business. Such collateral is held in "segregated" accounts at the Company's clearing broker.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The Company executes these transactions and introduces them for clearance to another New York Stock Exchange member firm on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients and counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Cash is on deposit with a money-center bank.

9. DEFINED CONTRIBUTION PLAN

Reynders, Gray & Co., Incorporated provides a 401(k) plan (the "Plan") for all full- time employees with at least six months of service. Employees may elect to invest from 1% to 11% of their gross pay, up to a maximum amount established by the Internal Revenue Service. The Firm matches the employees' contribution in full and the matched contribution vests immediately. The Firm's contribution to the Plan was $159,195 for the year ended September 30, 2002.

* * * * * *

REYNDERS, GRAY & CO., INCORPORATED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND RECONCILIATION SEPTEMBER 30, 2002

Computation of Net Capital	Unaudited Amount Per Focus Report	Amount Pursuant to Annual Audited Report	Difference Increase (Decrease)	See Note
Shareholders' interest	$3,601,994	$ 2,606,496	$ (995,498)	(a)
Additions to net worth:				
Subordinated liabilities	675,000	675,000	-	
Total shareholders' interest and additions to net worth	4,276,994	3,281,496	(995,498)	
Nonallowable assets:				
Furniture, equipment and leasehold improvements, prepaid research expenses and other assets	1,732,483	736,985	(995,498)	(a)
HAIRCUTS	41,437	41,437	-	
NET CAPITAL	$2,503,074	$ 2,503,074	$ -	
Aggregate indebtedness	$2,247,260	$ 2,247,260	$ -	
Minimum capital required (the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 250,000	$ 250,000	$ -	
Capital in excess of minimum requirements	$2,253,074	$ 2,253,074	$ -	
Ratio of aggregate indebtedness to net capital	.90 to 1	.90 to 1		

NOTE:

(a) The audit adjustment primarily represents the reclassification of the receivable from Parent.

REYNDERS, GRAY & CO., INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2002

CREDIT BALANCES -	
Payable to unregistered investment advisors	$ 909,098
TOTAL CREDITS	909,098
DEBIT BALANCES	
Less 3%	-
TOTAL RULE 15c3-3 DEBITS	-
RESERVE COMPUTATION:	
Excess of total credits over total debits	909,098
Amount held on deposit in Reserve Bank Account, at September 30, 2002	1,486,805
EXCESS PER ABOVE COMPUTATION	$ 577,707

NOTE: There are no material differences between the computation for detemination of reserve requirements presented above and that reported by the Company in its unaudited FOCUS Report as of September 30, 2002.

REYNDERS, GRAY & CO., INCORPORATED

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2002

The Company does not carry any securities accounts for customers and therefore the Company has no reporting requirement.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

November 15, 2002

Reynders, Gray & Co., Incorporated
530 Fifth Avenue
New York, New York 10036

In planning and performing our audit of the financial statements of Reynders, Gray & Co., Incorporated, (the "Company") for the year ended September 30, 2002 (on which we issued our report dated November 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP